[Orbis Corporation Letterhead]

January 30, 2015

CORRESPONDENCE FILING VIA EDGAR

Mr. John Dana-Brown

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orbis Corporation
Registration Statement Filed on Form S-1
(File No. 333-199205)

Dear Mr. Dana-Brown:

On behalf of Orbis Corporation (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on February 2, 2015, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Manhor S. Bansal
Manhor S. Bansal
President and Chief Executive Officer

cc:	Kristin Shifflett/U.S. Securities and Exchange Commission
Linda Cvrkel/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
Laura Anthony, Esq./Legal & Compliance, LLC